RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:06 17 April 2025 RNS Number : 3650F Unilever PLC 17 April 2025 TRANSACTIONS IN OWN SECURITIES 17 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 16 April 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 47.5100 Lowest price paid per share: GBP 47.1300 Volume weighted average price paid per share: GBP 47.3092 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 66,996,885 of its ordinary share and has 2,501,550,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 47.3092 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 762 47.40 XLON 09 694 47.38 XLON 09 785 47.36 XLON 09 241 47.36 XLON 09 227 47.36 XLON 09 226 47.34 XLON 09 5 47.34 XLON 09 229 47.34 XLON 09 234 47.32 XLON 09 226 47.39 XLON 09 227 47.37 XLON 09 228 47.27 XLON 09 226 47.25 XLON 09 230 47.26 XLON 09 232 47.31 XLON 09 226 47.31 XLON 09 232 47.25 XLON 09 89 47.25 XLON 09 138 47.25 XLON 09 153 47.21 XLON 10 276 47.19 XLON 10 44 47.16 XLON 10 237 47.21 XLON 10 156 47.26 XLON 10 182 47.26 XLON 10 278 47.25 XLON 10 255 47.19 XLON 10 249 47.19 XLON 10 66 47.20 XLON 10 290 47.21 XLON 10 290 47.25 XLON 10 251 47.24 XLON 10 243 47.23 XLON 10 187 47.24 XLON 10 40 47.24 XLON 10 234 47.24 XLON 10 227 47.23 XLON 10 238 47.24 XLON 10 154 47.26 XLON 10 80 47.26 XLON 10 123 47.25 XLON 11 119 47.29 XLON 11 166 47.29 XLON 11 263 47.29 XLON 11 227 47.28 XLON 11 243 47.31 XLON 11 237 47.27 XLON 11 236 47.33 XLON 11 226 47.33 XLON 11 228 47.32 XLON 11 233 47.35 XLON 11 226 47.34 XLON 11 234 47.32 XLON 11 229 47.36 XLON 11 174 47.34 XLON 11 53 47.34 XLON 11 231 47.36 XLON 11 228 47.32 XLON 11 229 47.33 XLON 12 229 47.34 XLON 12 234 47.36 XLON 12 233 47.32 XLON 12 229 47.36 XLON 12 231 47.36 XLON 12 227 47.37 XLON 12 235 47.34 XLON 12 228 47.32 XLON 12 310 47.40 XLON 12 226 47.38 XLON 12 233 47.36 XLON 12 296 47.36 XLON 12 270 47.37 XLON 12 257 47.37 XLON 13 239 47.41 XLON 13 236 47.39 XLON 13 226 47.42 XLON 13 234 47.40 XLON 13 230 47.38 XLON 13 227 47.34 XLON 13 226 47.32 XLON 13 235 47.30 XLON 13 38 47.28 XLON 13 291 47.34 XLON 13 291 47.34 XLON 13 212 47.34 XLON 13 56 47.34 XLON 13 248 47.33 XLON 13 73 47.31 XLON 13 166 47.31 XLON 13 236 47.27 XLON 13 236 47.25 XLON 13 237 47.24 XLON 13 232 47.24 XLON 14 367 47.28 XLON 14 269 47.32 XLON 14 125 47.30 XLON 14

52 47.30 XLON 14 51 47.30 XLON 14 268 47.30 XLON 14 243 47.28 XLON 14 239 47.31 XLON 14 418 47.35 XLON 14 310 47.33 XLON 14 12 47.33 XLON 14 298 47.36 XLON 14 249 47.34 XLON 14 292 47.39 XLON 14 6 47.39 XLON 14 259 47.38 XLON 14 251 47.38 XLON 14 258 47.30 XLON 14 147 47.24 XLON 14 312 47.27 XLON 14 296 47.26 XLON 14 259 47.24 XLON 14 242 47.23 XLON 14 86 47.26 XLON 14 2 47.26 XLON 14 16 47.26 XLON 14 240 47.19 XLON 14 74 47.19 XLON 14 198 47.18 XLON 14 77 47.18 XLON 14 229 47.18 XLON 14 250 47.16 XLON 14 41 47.16 XLON 14 251 47.16 XLON 14 129 47.14 XLON 14 294 47.13 XLON 14 257 47.21 XLON 14 215 47.21 XLON 14 133 47.18 XLON 14 141 47.18 XLON 14 12 47.18 XLON 14 235 47.18 XLON 14 237 47.17 XLON 14 232 47.21 XLON 14 239 47.23 XLON 14 136 47.21 XLON 14 107 47.21 XLON 14 52 47.22 XLON 14 11 47.21 XLON 14 8 47.21 XLON 14 267 47.21 XLON 14 16 47.22 XLON 14 267 47.22 XLON 14 277 47.21 XLON 14 239 47.19 XLON 14 34 47.20 XLON 14 215 47.20 XLON 14 248 47.17 XLON 15 244 47.17 XLON 15 9 47.21 XLON 15 235 47.21 XLON 15 228 47.22 XLON 15 243 47.21 XLON 15 228 47.14 XLON 15 25 47.16 XLON 15 42 47.16 XLON 15 2 47.16 XLON 15 327 47.21 XLON 15 200 47.19 XLON 15 75 47.19 XLON 15 254 47.16 XLON 15 110 47.17 XLON 15 131 47.17 XLON 15 120 47.17 XLON 15 299 47.19 XLON 15 280 47.20 XLON 15 258 47.20 XLON 15 81 47.21 XLON 15 148 47.21 XLON 15 17 47.21 XLON 15 229 47.22 XLON 15 10 47.22 XLON 15 238 47.25 XLON 15 14 47.27 XLON 15 12 47.27 XLON 15 63 47.27 XLON 15 292 47.26 XLON 15 229 47.25 XLON 15 228 47.25 XLON 15 324 47.23 XLON 15 295 47.24 XLON 15 84 47.31 XLON 15 223 47.31 XLON 15 32 47.31 XLON 15 235 47.29 XLON 15 235 47.27 XLON 15 318 47.31 XLON 15 290 47.29 XLON 15 5 47.29 XLON 15 303 47.27 XLON 15 256 47.28 XLON 15 140 47.28 XLON 15 135 47.28 XLON 15 102 47.29 XLON 15 100 47.29 XLON 15 60 47.29 XLON 15 51 47.29 XLON 15 241 47.30 XLON 15 226 47.30 XLON 15 289 47.34 XLON 15 241 47.34 XLON 15 48 47.34 XLON 15 37 47.34 XLON 15 236 47.34 XLON 15 228 47.32 XLON 15 153 47.35 XLON 15 133 47.35 XLON 15 290 47.35 XLON 15 267 47.35 XLON 15 269 47.33 XLON 16 366 47.36 XLON 16 369 47.37 XLON 16 392 47.40 XLON 16 375 47.42 XLON 16 348 47.42 XLON 16 358 47.45 XLON 16 355 47.48 XLON 16 266 47.48 XLON 16 106 47.48 XLON 16 284 47.46 XLON 16 125 47.44 XLON 16 153 47.44 XLON 16 167 47.45 XLON 16 18 47.45 XLON 16 18 47.45 XLON 16 18 47.45 XLON 16 15 47.45 XLON 16 236 47.45 XLON 16 245 47.44 XLON 16 248 47.44 XLON 16 297 47.46 XLON 16 292 47.46 XLON 16 351 47.45 XLON 16 270 47.47 XLON 16 115 47.47 XLON 16 343 47.50 XLON 16 229 47.51 XLON 16 285 47.50 XLON 16 308 47.48 XLON 16 544 47.48 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you

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